Citigroup Global Markets Holdings Inc.	May 12, 2023 Medium-Term Senior Notes, Series N Pricing Supplement No. 2023-USNCH17080 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Callable Fixed to Float SOFR CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due May 18, 2043

▪	Variable coupon. The notes will pay interest at a fixed rate specified below for two years following issuance. After the second year, contingent interest will accrue on the notes during each accrual period at a rate based on the SOFR CMS spread described below, but only for each elapsed day during that accrual period on which the accrual condition is satisfied. The accrual condition will be satisfied on an elapsed day only if the closing level of the underlying index on that day is greater than or equal to the accrual barrier level. Accordingly, contingent interest during each accrual period, if any, will depend on the SOFR CMS spread and the level of the underlying index. The amount of interest payable on the notes may be adversely affected by adverse movements in either one of these variables, regardless of the performance of the other. The notes may pay low or no interest for extended periods of time or even throughout the entire term after the second year.

▪	Call right. We have the right to call the notes for mandatory redemption on any coupon payment date beginning approximately two years after the issue date.

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Underlying index:	S&P 500® Index
SOFR CMS spread:	On any SOFR CMS spread determination date, the 30-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS30”) minus the 2-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS2”) on that day. SOFR CMS 30 and SOFR CMS2 are each referred to as a “USD SOFR ICE swap rate.” See “Additional Terms of the Notes” and “Information About SOFR, the USD SOFR ICE Swap Rates and the SOFR CMS Spread” in this pricing supplement.
SOFR CMS spread determination date:	For any accrual period, the second U.S. government securities business day prior to the first day of that accrual period
Pricing date:	May 12, 2023
Issue date:	May 17, 2023
Maturity date:	Unless earlier redeemed, May 18, 2043
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Coupon payments:

On each coupon payment date occurring during the first two years following issuance of the notes, the notes will pay a fixed coupon of 10.00% per annum, regardless of the SOFR CMS spread or the level of the underlying index.

On each coupon payment date after the second year (beginning in August 2025), you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date after the second year will be determined as follows:

relevant contingent rate per annum ×	number of accrual days during the related accrual period
number of elapsed days during the related accrual period
Each coupon payment per note will be equal to (i) $1,000 multiplied by the applicable variable coupon rate per annum multiplied by (ii) day count fraction. If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full relevant contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related coupon payment date will be 0%.
Relevant contingent rate:

The relevant contingent rate for any coupon payment date after the second year following issuance of the notes means:

50.00 × the SOFR CMS spread (as of the SOFR CMS spread determination date for the related accrual period), subject to a minimum relevant contingent rate of 0.00% per annum and a maximum relevant contingent rate of 10.00% per annum.

If the SOFR CMS spread for any SOFR CMS spread determination date is less than or equal to 0.00%, the relevant contingent rate for that accrual period will be 0.00% and you will not receive any coupon payment on the related coupon payment date. The relevant contingent rate will in no event exceed the maximum relevant contingent rate.

Initial index level:	4,124.08, the closing level of the underlying index on the pricing date
Accrual barrier level:	2,474.448, 60% of the initial index level
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(3)
Per note:	$1,000.00	$50.00	$950.00
Total:	$1,988,000.00	$99,400.00	$1,888,600.00

(Key Terms continued on next page)

(1) On the date of this pricing supplement, the estimated value of the notes is $871.80 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $50.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $50.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI.  Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts.  The per note underwriting fee in the table above represents the maximum underwriting fee payable per note.  The total underwriting fee and proceeds to issuer in the table above give effect to the actual total proceeds to issuer. You should refer to “Risk Factors” and “Supplemental Plan of Distribution” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-5.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, which can be accessed via the following hyperlinks:

Product Supplement No. IE-06-08 dated March 7, 2023	Underlying Supplement No. 11 dated March 7, 2023

Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (CONTINUED)
Coupon payment dates:	The 18th day of each February, May, August and November, beginning on August 18, 2023, except that the final coupon payment date will be the maturity date (or the earlier date on which we redeem the notes, if applicable). Each coupon payment date is subject to postponement to the following business day if such day is not a business day. No interest will accrue as a result of any delayed payment.
Day count fraction:	30/360. See “Additional Terms of the Notes—Day Count Fraction” in this pricing supplement for more information.
Accrual period:	For each coupon payment date after the second year following issuance of the notes, the period from and including the immediately preceding coupon payment date to but excluding such coupon payment date
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:	The accrual condition will be satisfied on an elapsed day if, and only if, the closing level of the underlying index is greater than or equal to the accrual barrier level on that elapsed day. For purposes of determining whether the accrual condition is satisfied on any elapsed day, if the closing level of the underlying index is not available for any reason on that day (including weekends and holidays), the closing level of the underlying index will be assumed to be the same as on the immediately preceding elapsed day (subject to the discussion in the section “Description of the Notes—Terms Related to the Underlying Index—Discontinuance or Material Modification of the Underlying Index” in the accompanying product supplement). In addition, for all elapsed days from and including the fourth-to-last day that is a scheduled trading day for the underlying index in an accrual period to and including the last elapsed day of that accrual period, the closing level of the underlying index will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days.
Early redemption:	We have the right to redeem the notes, in whole and not in part, on any coupon payment date on or after May 18, 2025 upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any.
CUSIP / ISIN:	17331HSQ0 / US17331HSQ01

Additional Information

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect the amount of any variable coupon payment you receive. These events and their consequences are described in the accompanying product supplement in the section “Description of the Notes—Terms Related to the Underlying Index—Discontinuance or Material Modification of the Underlying Index” and not in this pricing supplement. In addition, the accompanying underlying supplement contains important disclosures regarding the underlying index that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement. For provisions related to the SOFR CMS rates, see “Additional Terms of the Notes” in this pricing supplement.

PS-2

Citigroup Global Markets Holdings Inc.

Hypothetical Examples

Variable Coupon Payments

The sections below provide examples of how the variable coupon payments on the notes will be determined. The first section, “—Determining the Hypothetical Relevant Contingent Rate,” provides a limited number of hypothetical examples of how the relevant contingent rate for any accrual period will be determined based on hypothetical SOFR CMS spread values, as determined on the second U.S. government securities business day prior to the beginning of the applicable accrual period. The second section, “—Determining the Hypothetical Variable Coupon Rates and Variable Coupon Payments,” provides a limited number of hypothetical examples of how the coupon payments on the notes will be determined based on a limited number of hypothetical relevant contingent interest rates and a limited number of hypothetical accrual days during a hypothetical accrual period. The figures below have been rounded for ease of analysis.

Determining the Hypothetical Relevant Contingent Rate

The table below presents examples of hypothetical relevant contingent rates based on various hypothetical SOFR CMS spread values.

Example	Hypothetical SOFR CMS Spread*	Hypothetical Relevant Contingent Rate per Annum**
1	-1.00%	0.00%
2	-0.80%	0.00%
3	-0.60%	0.00%
4	-0.40%	0.00%
5	-0.20%	0.00%
6	0.00%	0.00%
7	0.10%	5.00%
8	0.20%	10.00%
9	0.30%	10.00%
10	0.40%	10.00%
11	0.50%	10.00%
12	0.60%	10.00%
13	0.80%	10.00%
14	1.00%	10.00%
15	1.20%	10.00%
16	1.40%	10.00%
17	1.60%	10.00%
18	1.80%	10.00%
19	2.00%	10.00%
20	2.20%	10.00%
21	2.40%	10.00%
22	2.60%	10.00%

_______________________________

* Hypothetical SOFR CMS spread = (SOFR CMS30 – SOFR CMS2), where SOFR CMS30 and SOFR CMS2 are determined on the second U.S. government securities business day prior to the beginning of the applicable accrual period.

** Hypothetical relevant contingent rate per annum for the accrual period = 50.00 × hypothetical SOFR CMS spread, subject to a minimum of 0.00% and a maximum of 10.00% per annum.

Determining the Hypothetical Variable Coupon Rates and Variable Coupon Payments

The tables below present examples of the hypothetical variable coupon rate and hypothetical variable coupon payments after the second year following issuance of the notes based on the number of accrual days in a particular accrual period and different assumptions about the SOFR CMS spread. For illustrative purposes only, the tables assume an accrual period that contains 90 elapsed days and that the notes have not previously been redeemed. The actual coupon payment for any coupon payment date after the second year will depend on the actual number of accrual days and elapsed days during the related accrual period and the actual SOFR CMS spread on the SOFR CMS spread determination date for that accrual period. The variable coupon rate for each accrual period will apply only to that accrual period.

PS-3

Citigroup Global Markets Holdings Inc.

Assuming the SOFR CMS spread is 0.10% on the applicable SOFR CMS spread determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Coupon Payment per Note****
0	5.00%	0.000%	$0.00
15	5.00%	0.833%	$2.08
30	5.00%	1.667%	$4.17
45	5.00%	2.500%	$6.25
60	5.00%	3.333%	$8.33
75	5.00%	4.167%	$10.42
90	5.00%	5.000%	$12.50

Assuming the SOFR CMS spread is 2.00% on the applicable SOFR CMS spread determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Coupon Payment per Note****
0	10.00%	0.000%	$0.00
15	10.00%	1.667%	$4.17
30	10.00%	3.333%	$8.33
45	10.00%	5.000%	$12.50
60	10.00%	6.667%	$16.67
75	10.00%	8.333%	$20.83
90	10.00%	10.000%	$25.00

Assuming the SOFR CMS spread is 0.00% on the applicable SOFR CMS spread determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Coupon Payment per Note****
0	0.00%	0.000%	$0.00
15	0.00%	0.000%	$0.00
30	0.00%	0.000%	$0.00
45	0.00%	0.000%	$0.00
60	0.00%	0.000%	$0.00
75	0.00%	0.000%	$0.00
90	0.00%	0.000%	$0.00

_______________________________

* An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which the closing level of the underlying index is greater than or equal to the accrual barrier level)

** The hypothetical relevant contingent rate is equal to 50.00 × SOFR CMS spread (as of the SOFR CMS spread determination date for the related accrual period), subject to a minimum of 0.00% and a maximum of 10.00% per annum

*** The hypothetical variable coupon rate per annum is equal to (i) the hypothetical relevant contingent rate per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period, divided by (b) 90

**** The hypothetical variable coupon payment per note is equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum, multiplied by (ii) day count fraction

PS-4

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with SOFR CMS30, SOFR CMS2 and the underlying index. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	The notes offer a variable coupon rate after the second year following issuance, and you may not receive any coupon payment on one or more coupon payment dates. Any variable coupon payment you receive will be paid at a per annum rate equal to the relevant contingent rate for the applicable coupon payment date only if the accrual condition is satisfied on each elapsed day during the related accrual period. The accrual condition will be satisfied on any elapsed day only if the closing level of the underlying index on that elapsed day is greater than or equal to the accrual barrier level. If, on any elapsed day during an accrual period, the accrual condition is not satisfied, the applicable variable coupon payment will be paid at a rate that is less, and possibly significantly less, than the relevant contingent rate. If, on each elapsed day during an accrual period, the accrual condition is not satisfied, no variable coupon payment will be made on the related coupon payment date. Accordingly, there can be no assurance that you will receive a variable coupon payment on any coupon payment date or that any variable coupon payment you do receive will be calculated at the full relevant contingent rate. Furthermore, because the relevant contingent rate is a floating rate determined by reference to the SOFR CMS spread, the notes are subject to a contingency associated with the SOFR CMS spread. The relevant contingent rate will vary based on fluctuations in the SOFR CMS spread. If the SOFR CMS spread decreases, or “narrows”, as of a SOFR CMS spread determination date, the relevant contingent rate will be reduced. The relevant contingent rate may be as low as zero for any coupon payment date. If the relevant contingent rate is zero for any coupon payment date, you will not receive any variable coupon payment on that coupon payment date even if the accrual condition is satisfied on each elapsed day in the related accrual period. Thus, the notes are not a suitable investment for investors who require regular fixed income payments.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no variable coupon payments after the second year of the term of the notes. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The relevant contingent rate may decline if short-term interest rates rise and may be zero. The relevant contingent rate for any coupon payment date after the second year following issuance of the notes will depend on the SOFR CMS spread as of the SOFR CMS spread determination date for the related accrual period.

The relevant contingent rate will not depend on the absolute level of either SOFR CMS30 or SOFR CMS2, but rather on the relationship between SOFR CMS30 and SOFR CMS2—specifically, whether SOFR CMS30 is greater than SOFR CMS2. Many factors affect SOFR CMS30 and SOFR CMS2, such that future values of SOFR CMS30 and SOFR CMS2 and their relationship are impossible to predict. If the SOFR CMS spread narrows as of a SOFR CMS spread determination date, the relevant contingent rate will be reduced. If the SOFR CMS spread for any SOFR CMS spread determination date is less than or equal to 0.00%, the relevant contingent rate for that accrual period will be 0.00%, and you will not receive any coupon payment on the related coupon payment date.

Although there is no single factor that determines the SOFR CMS spread, the spread between longer- and shorter-term interest rates has historically tended to fall when short-term interest rates rise. As with USD SOFR ICE swap rates, short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the SOFR CMS spread. It is important to understand that, although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the SOFR CMS spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. Another circumstance when the spread between longer- and shorter-term interest rates has historically tended to fall and become negative is when the market expects an economic recession. Accordingly, another significant risk assumed by investors in the notes is that the market may anticipate a recession or that there may be a recession.

PS-5

Citigroup Global Markets Holdings Inc.

▪	The relevant contingent rate on the notes may be lower than other market interest rates. The relevant contingent rate on the notes will not necessarily move in line with general U.S. market interest rates or even USD SOFR ICE swap rates and, in fact, may move inversely with general U.S. market interest rates. For example, if there is a general increase in USD SOFR ICE swap rates but shorter-term rates rise more than longer-term rates, the SOFR CMS spread will decrease, as will the relevant contingent rate. Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

▪	The relevant contingent rate on the notes is subject to a cap. As a result, the notes may pay interest at a lower rate than an alternative instrument that is not so capped.

▪	The higher potential yield offered by the notes is associated with greater risk that the notes will pay a low or no coupon on one or more coupon payment dates. The notes offer coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity. You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risks than investors in our conventional debt securities (guaranteed by Citigroup Inc.). These risks include the risk that the variable coupon payments you receive, if any, will result in a yield on the notes that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity that are guaranteed by Citigroup Inc. The volatility of the SOFR CMS spread and the underlying index, and the correlation between the SOFR CMS spread and the underlying index, are important factors affecting this risk. Greater expected volatility and/or lower expected correlation as of the pricing date may contribute to the higher yield potential, but would also represent a greater expected likelihood as of the pricing date that, after the second year, you will receive low or no coupon payments on the notes.

▪	The notes are subject to risks associated with the USD SOFR ICE swap spread and the underlying index and may be negatively affected by adverse movements in either one of these variables, regardless of the performance of the other. The amount of any variable coupon payments you receive will depend on the performance of the SOFR CMS spread and the underlying index. If the SOFR CMS spread is low or zero, causing the relevant contingent rate to be low or zero, the notes will pay a low or no coupon even if the closing level of the underlying index is consistently greater than the accrual barrier level. Conversely, even if the SOFR CMS spread is high, causing the relevant contingent rate to be high, the notes will pay no coupon if the closing level of the underlying index is consistently less than the accrual barrier level. Accordingly, you will be subject to risks associated with the SOFR CMS spread and the underlying index, and your return on the notes will depend significantly on the relationship between such risks over the term of the notes. If either one performs sufficiently poorly, you may receive low or no variable coupon payments for an extended period of time, or even throughout the entire period following the second year of the term of the notes, even if the other performs favorably.

▪	The variable coupon payments depend on multiple variables, and you are therefore exposed to greater risks of receiving no variable coupon payments after the second year than if the notes were linked to just one variable. The risk that you will receive no variable coupon payment on one or more coupon payment dates after the second year is greater if you invest in the notes as opposed to substantially similar securities that are linked to the performance of just one variable. With multiple variables, it is more likely that the notes will accrue low or no interest during an accrual period than if payments on the notes were contingent on only one variable.

▪	The notes may be called for mandatory redemption at our option after the first year of their term, which limits your ability to receive variable coupon payments if the SOFR CMS spread and the underlying index performs favorably. In determining whether to redeem the notes, we will consider various factors, including then current market interest rates and our expectations about payments we will be required to make on the notes in the future. If we call the notes for mandatory redemption, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to redeem the notes at a time when the SOFR CMS spread and underlying index are performing favorably from your perspective and when we expect them to continue to do so. Therefore, although the notes offer variable coupon payments after the second year following issuance of the notes with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity, if the notes are paying that higher yield and we expect them to continue to do so, it is more likely that we would redeem the notes. Accordingly, the redemption feature of the notes is likely to limit the benefits you receive from the variable coupon payments. If we exercise our redemption right prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk. Alternatively, if the SOFR CMS spread and/or the underlying index is performing unfavorably from your perspective or when we expect it to do so in the future, we are less likely to call the notes, so that you may continue to hold notes paying below-market or no interest for an extended period of time.

▪	The closing level of the underlying index will not be observed on certain days and will be assumed to be the same as on earlier days, which will cause certain days to have a greater weight in determining the variable coupon rate. With respect to an elapsed day on which the closing level of the underlying index is not available, the closing level of such underlying index for that day will be deemed to be the same as on the immediately preceding elapsed day on which the level is available. In addition, for purposes of determining whether the accrual condition is satisfied, for all elapsed days from and including the fourth-to-last day that is a scheduled trading day for the underlying index in an accrual period to and including the last elapsed day of that accrual period, the closing level of the underlying index will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days. The relative weighting of the applicable preceding elapsed day will be magnified for purposes of determining whether such elapsed day qualifies as an accrual day. Under these circumstances, if the applicable preceding elapsed day is not an accrual day, each successive day on which the closing level of that underlying index is not observed will also not qualify as an accrual day. As a result, to the extent that such preceding elapsed day is not an accrual day, such preceding elapsed day will have a greater weight in determining the number of accrual days during an accrual period. This could adversely affect the amount of any variable coupon payment.

PS-6

Citigroup Global Markets Holdings Inc.

▪	The return on the notes will be limited. The return on the notes will be limited to the sum of your coupon payments, even if the closing level of the underlying index greatly exceeds its initial index level at one or more times during the term of the notes. The maximum possible return on the notes after the second year is the maximum relevant contingent rate indicated on the cover of this pricing supplement, which would be achieved only if (i) the relevant contingent rate is the maximum relevant contingent rate for each accrual period and (ii) the closing level of the underlying index is greater than or equal to the accrual barrier level on each elapsed day during the term of the notes after the second year. You will not receive the dividend yield on, or share in any appreciation of, any underlying index over the term of the notes.

▪	You may not be adequately compensated for assuming the risks of the notes. The fixed coupon payments during the first two years following issuance of the notes and the variable coupon payments you receive on the notes, if any, after the second year are the compensation you receive for assuming the risks of the notes, including interest rate risk, the risk that we may call the notes and our and Citigroup Inc.’s credit risk. That compensation is effectively “at risk” and may, therefore, be less than you currently anticipate. The actual yield you realize on the notes could be lower than you anticipate because the coupon payments after the second year are variable and you may not receive any variable coupon payment after the second year. If the risks of the notes increase or are otherwise greater than you currently anticipate, the coupon payments may turn out to be inadequate to compensate you for all the risks of the notes.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The notes may be riskier than notes with a shorter term. The notes have a relatively long term to maturity, subject to our right to call the notes for mandatory redemption prior to maturity. By purchasing notes with a longer term, you are more exposed to fluctuations in market interest rates and equity markets than if you purchased notes with a shorter term. Specifically, you will be negatively affected if the SOFR CMS spread decreases or if the closing level of the underlying index falls below the accrual barrier level. If either (i) the SOFR CMS spread decreases to a value that is equal to or less than 0.00% or (ii) the closing level of the underlying index is less than the accrual barrier level on each day during an entire accrual period, you will be holding a long-dated note that does not pay any coupon.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying index and the SOFR CMS spread, the correlation between the underlying index and the SOFR CMS spread, dividend yields on the stocks that constitute the underlying index and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are

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Citigroup Global Markets Holdings Inc.

willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the coupon that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlying index and the SOFR CMS spread and a number of other factors, including the dividend yields on the stocks that constitute the underlying index, expectations of future values of the SOFR CMS spread, interest rates generally, the positive or negative correlation between the SOFR CMS spread and the underlying index, the time remaining to maturity of the notes and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the levels of the SOFR CMS spread and/or the underlying index may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	The relationship between SOFR CMS30 and SOFR CMS2 may be different than the relationship between USD SOFR ICE swap rates of different maturities. The relevant contingent rate may be lower than it would be if it were based on a USD SOFR ICE swap rates with a longer maturity than 30 years or a shorter maturity than 2 years.

▪	SOFR CMS30 and SOFR CMS2 will be affected by a number of factors and may be highly volatile. SOFR CMS30 and SOFR CMS2 are influenced by many factors, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates;

•	current market expectations about inflation;

•	the volatility of the foreign exchange markets;

•	the availability of relevant hedging instruments;

•	supply and demand for overnight U.S. Treasury repurchase agreements; and

•	general credit and economic conditions in global markets, and particularly in the United States.

As a result of these factors, SOFR CMS30 and SOFR CMS2 may be highly volatile. Because SOFR CMS30 and SOFR CMS2 are market rates and are influenced by many factors, it is impossible to predict the future values of SOFR CMS30 and SOFR CMS2.

The SOFR CMS spread will be influenced by a number of complex economic factors, including those that affect CMS rates generally. However, the SOFR CMS spread depends not on how the relevant economic factors affect any one USD SOFR ICE swap rate or even USD SOFR ICE swap rates generally, but rather on how those factors affect USD SOFR ICE swap rates of different maturities (i.e., SOFR CMS30 and SOFR CMS2) differently.

▪	The USD SOFR ICE swap rates and SOFR have limited histories and future performance cannot be predicted based on historical performance. The publication of the USD SOFR ICE swap rates began in November 2021, and, therefore, have a limited history. ICE Benchmark Administration Limited (“IBA”) launched the USD SOFR ICE swap rates for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the USD LIBOR-

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Citigroup Global Markets Holdings Inc.

based swap rates will have no bearing on the performance of SOFR or the USD SOFR ICE swap rates. In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the USD SOFR ICE swap rates and SOFR cannot be predicted based on the limited historical performance. The levels of USD SOFR ICE swap rates and SOFR during the term of the notes may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to USD SOFR ICE swap rates and SOFR, such as correlations, may change in the future. While some pre-publication historical data for SOFR has been released by the Federal Reserve Bank of New York (the “NY Federal Reserve”), production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations. No future performance of USD SOFR ICE swap rates or SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of USD SOFR ICE swap rates or SOFR. Changes in the levels of SOFR will affect USD SOFR ICE swap rates and, therefore, the return on the notes and the value of the notes, but it is impossible to predict whether such levels will rise or fall.

▪	A lack of input data may impact IBA’s ability to calculate and publish the USD SOFR ICE swap rates. The input data for the USD SOFR ICE swap rates is based on swaps referencing SOFR as the floating leg. The USD SOFR ICE swap rates are dependent on receiving sufficient eligible input data, from the trading venue sources identified by IBA in accordance with the “Waterfall” methodology for each USD SOFR ICE swap rate. The ability of the applicable trading venues to provide sufficient eligible input data in accordance with the Waterfall methodology depends on, among other things, there being a liquid market in swap contracts referencing SOFR on such trading venues, which in turn depends, among other things, on there being a liquid market in loans, floating rate notes and other financial contracts referencing SOFR. Because SOFR’s use as a reference rate for financial contracts began relatively recently and the related market for SOFR-based swaps is relatively new, there is limited information on which to assess potential future liquidity in SOFR-based swap markets or in the market for SOFR-based financial contracts more generally. If the market for SOFR-based swap contracts is not sufficiently liquid, or if the liquidity in such market proves to be volatile, this could result in the inability of IBA to calculate a USD SOFR ICE swap rate, which could adversely affect the return on and value of the notes and the price at which you are able to sell the notes in the secondary market, if any. In addition, if SOFR does not maintain market acceptance for use as a reference rate for U.S. dollar denominated financial contracts, uncertainty about SOFR may adversely affect the return on and the value of the notes.

▪	The USD SOFR ICE swap rates may be determined by the calculation agent in good faith using its reasonable judgment. If, on any SOFR CMS spread determination date, a USD SOFR ICE swap rate is not published (subject to a discontinuance as described below), then the applicable USD SOFR ICE swap rate on that day will be determined by the calculation agent in good faith and using its reasonable judgment. A USD SOFR ICE swap rate determined in this manner and used in the determination of any amounts payable on the notes may be different from the USD SOFR ICE swap rate that would have been published by the administrator of the USD SOFR ICE swap rate.

▪	The manner in which USD SOFR ICE swap rates are calculated may change in the future. The method by which USD SOFR ICE swap rates are calculated may change in the future, as a result of governmental actions, actions by the publisher of USD SOFR ICE swap rates or otherwise. We cannot predict whether the method by which USD SOFR ICE swap rates are calculated will change or what the impact of any such change might be. Any such change could affect USD SOFR ICE swap rates in a way that has a significant adverse effect on the notes.

▪	Our offering of the notes is not a recommendation of the SOFR CMS spread or the underlying index. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the SOFR CMS spread and the underlying index is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying index or in instruments related to the SOFR CMS spread or the underlying index or such stocks, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the SOFR CMS spread and the underlying index. These and other activities of our affiliates may affect the SOFR CMS spread or the level of the underlying index in a way that has a negative impact on your interests as a holder of the notes.

▪	Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index. You will not participate in any appreciation of the underlying index over the term of the notes.

▪	Adjustments to any underlying index may affect the value of your notes. The sponsor of the underlying index may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could affect the level of the underlying index. The sponsor of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time without regard to your interests as a holder of the notes.

▪	USD SOFR ICE swap rates and the level of the underlying index may be adversely affected by our or our affiliates’ hedging and other trading activities. We have hedged our obligations under the notes through CGMI or other of our affiliates, who have taken positions directly in the interest rate swaps that are used to determine USD SOFR ICE swap rates and/or in stocks that constitute the underlying index and other financial instruments related to such interest rate swaps, the underlying index or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the interest rate swaps that are used to determine USD SOFR ICE swap rates and the stocks that constitute the underlying index and other financial instruments related to such interest rate swaps, the underlying index or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect USD SOFR ICE swap rates and/or the level of the underlying index in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

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Citigroup Global Markets Holdings Inc.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying index, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as market disruption events or the discontinuance of the underlying index or a USD SOFR ICE swap rate, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the notes. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any variable interest payment owed to you under the notes or the amount paid to you at maturity.

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Citigroup Global Markets Holdings Inc.

Additional Terms of the Notes

Determination of a USD SOFR ICE Swap Rate

A USD SOFR ICE swap rate of a given maturity on any date of determination is the swap rate for a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction with that maturity as published by the administrator of the USD SOFR ICE swap rate as of 11:00 a.m. (New York City time) on that date of determination. If the applicable USD SOFR ICE swap rate is not published on any U.S. government securities business day on which such rate is required (subject to “—Discontinuance of a USD SOFR ICE Swap Rate” below), then the applicable USD SOFR ICE swap rate for that date will be determined by the calculation agent in good faith and using its reasonable judgment.

In a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction, one party pays a fixed rate (the “swap rate”) and the other pays a floating rate based on the secured overnight financing rate (“SOFR”) compounded in arrears for twelve months using standard market conventions. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. For more information about SOFR, see “About SOFR” in this pricing supplement.

IBA is the current administrator of the USD SOFR ICE swap rate. According to publicly available information (which we have not independently verified), IBA currently determines the USD SOFR ICE swap rate based on a “waterfall” methodology using eligible input data in respect of SOFR-linked interest rate swaps. The first level of the waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the waterfall, then the third level of the waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate a rate. Where it is not possible to calculate a USD SOFR ICE swap rate at Level 1, Level 2 or Level 3 of the waterfall on a given date, then the USD SOFR ICE swap rate will not be published for that date.

A “U.S. government securities business day” means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Discontinuance of a USD SOFR ICE Swap Rate

If the calculation and publication of a USD SOFR ICE swap rate is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the applicable USD SOFR ICE swap rate, and the calculation agent may deem that rate (the “successor rate”) to be the applicable USD SOFR ICE swap rate. Upon the selection of any successor rate by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original USD SOFR ICE swap rate will no longer be deemed to refer to the original USD SOFR ICE swap rate and will be deemed instead to refer to that successor rate for all purposes. In such event, the calculation agent will make such adjustments, if any, to any value of the applicable USD SOFR ICE swap rate that is used for purposes of the notes and to any other terms of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor rate, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of a USD SOFR ICE swap rate is permanently canceled and no successor rate is chosen as described above, then the calculation agent will calculate the value of the applicable USD SOFR ICE swap rate on each subsequent date of determination in good faith and using its reasonable judgment. Such value, as calculated by the calculation agent, will be the relevant USD SOFR ICE swap rate for all purposes.

Notwithstanding these alternative arrangements, the cancellation of a USD SOFR ICE swap rate may adversely affect payments on, and the value of, the notes.

Day Count Fraction

Notwithstanding anything to the contrary in the accompanying product supplement, each coupon payment per note will be equal to (i) $1,000 multiplied by the applicable coupon rate per annum multiplied by (ii) Day Count Fraction, where Day Count Fraction will be calculated based on the following formula:

where:

“Y1” is the year, expressed as a number, in which the first day of the interest calculation period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest calculation period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest calculation period falls;

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Citigroup Global Markets Holdings Inc.

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest calculation period falls;

“D1” is the first calendar day, expressed as a number, of the interest calculation period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest calculation period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

For purposes of the above formula, the “interest calculation period” with respect to any coupon payment date is the period from, and including, the immediately preceding coupon payment date (or, in the case of the first coupon payment date, the issue date) to, but excluding, the current coupon payment date.

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Citigroup Global Markets Holdings Inc.

Information About SOFR, the USD SOFR ICE Swap Rates and the SOFR CMS Spread

SOFR

SOFR is published by the NY Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The NY Federal Reserve reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by the NY Federal Reserve to remove a portion of the foregoing transactions considered to be “specials”. According to the NY Federal Reserve, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The NY Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. The NY Federal Reserve notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

The NY Federal Reserve currently publishes SOFR daily on its website. The NY Federal Reserve states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that the NY Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

The USD SOFR ICE Swap Rates

A USD SOFR ICE swap rate for a given maturity is the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. Dollar interest rate swap transaction with the given maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 360 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 360 days), is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 360 basis.

Many complex economic factors may influence USD SOFR ICE swap rates, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates;

•	current market expectations about inflation;

•	the volatility of the foreign exchange markets;

•	the availability of relevant hedging instruments;

•	supply and demand for overnight U.S. Treasury repurchase agreements; and

•	general credit and economic conditions in global markets, and particularly in the United States.

Because USD SOFR ICE swap rates are market rates and are influenced by many factors, it is impossible to predict the future value of any USD SOFR ICE swap rate.

The SOFR CMS Spread

The “SOFR CMS spread” on any day is equal to the 30-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS30”) minus the 2-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS2”) on that day. We refer to each of SOFR CMS30 and SOFR CMS2 as a “USD SOFR ICE swap rate”.

The relevant contingent rate is based on the SOFR CMS spread, on not on the absolute level of either SOFR CMS30 or SOFR CMS2. The relevant contingent rate for any coupon payment date after the second year following issuance of the notes will depend on the SOFR CMS spread as of the SOFR CMS spread determination date for the related accrual period. If the SOFR CMS spread for any SOFR CMS spread determination date is less than or equal to 0.00%, the relevant contingent rate for that accrual period will be 0.00% and you will not receive any coupon payment on the related coupon payment date.

The SOFR CMS spread is a measure of the difference, or spread, between two USD SOFR ICE swap rates of different maturities. The spread between two USD SOFR ICE swap rates of different maturities may be affected by numerous complex economic factors. It is not possible to predict whether the spread will be positive or negative at any time in the future. Investors in the notes are taking the risk that the spread between SOFR CMS30 and SOFR CMS2 will be zero or negative, meaning that SOFR CMS30 is equal to or less than SOFR CMS2.

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Citigroup Global Markets Holdings Inc.

Historical Information

The rate for SOFR CMS30 at 11:00 a.m. (New York time) on May 12, 2023 was 3.036%. The rate for SOFR CMS2 at 11:00 a.m. (New York time) on May 12, 2023 was 3.881%. As a result, the SOFR CMS spread on May 12, 2023 was -0.845%.

The graph below shows the daily value of the SOFR CMS spread from November 18, 2021 to May 12, 2023. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical values of the SOFR CMS spread as an indication of the future values of the SOFR CMS spread during the term of the notes. Publication of each USD SOFR ICE swap rate began on November 8, 2021, and they therefore have a limited history.

Historical SOFR CMS Spread (%) November 18, 2021 to May 12, 2023

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Citigroup Global Markets Holdings Inc.

Information About the S&P 500® Index

The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. It is calculated and maintained by S&P Dow Jones Indices LLC.

Please refer to the section “Equity Index Descriptions—The S&P U.S. Indices” in the accompanying underlying supplement for additional information.

We have derived all information regarding the S&P 500® Index from publicly available information and have not independently verified any information regarding the S&P 500® Index. This pricing supplement relates only to the notes and not to the S&P 500® Index. We make no representation as to the performance of the S&P 500® Index over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the S&P 500® Index is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Information

The closing level of the S&P 500® Index on May 12, 2023 was 4,124.08.

The graph below shows the closing level of the S&P 500® Index for each day such level was available from January 2, 2013 to May 12, 2023. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the historical closing levels of the S&P 500® Index as an indication of future performance.

S&P 500® Index — Historical Closing Levels January 2, 2013 to May 12, 2023

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Citigroup Global Markets Holdings Inc.

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be determined for notes that may be redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

We have determined that the comparable yield for a note is a rate of 5.100%, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments (subject to the applicable business day convention):

August 18, 2023	$25.00	August 18, 2028	$13.748	August 18, 2033	$8.798	August 18, 2038	$6.601
November 18, 2023	$25.00	November 18, 2028	$13.748	November 18, 2033	$8.798	November 18, 2038	$6.601
February 18, 2024	$25.00	February 18, 2029	$13.748	February 18, 2034	$8.798	February 18, 2039	$6.601
May 18, 2024	$25.00	May 18, 2029	$13.748	May 18, 2034	$8.798	May 18, 2039	$6.601
August 18, 2024	$25.00	August 18, 2029	$12.722	August 18, 2034	$8.122	August 18, 2039	$6.571
November 18, 2024	$25.00	November 18, 2029	$12.722	November 18, 2034	$8.122	November 18, 2039	$6.571
February 18, 2025	$25.00	February 18, 2030	$12.722	February 18, 2035	$8.122	February 18, 2040	$6.571
May 18, 2025	$16.796	May 18, 2030	$12.722	May 18, 2035	$8.122	May 18, 2040	$6.571
August 18, 2025	$16.870	August 18, 2030	$11.459	August 18, 2035	$7.634	August 18, 2040	$6.669
November 18, 2025	$16.870	November 18, 2030	$11.459	November 18, 2035	$7.634	November 18, 2040	$6.669
February 18, 2026	$16.870	February 18, 2031	$11.459	February 18, 2036	$7.634	February 18, 2041	$6.669
May 18, 2026	$16.870	May 18, 2031	$11.459	May 18, 2036	$7.634	May 18, 2041	$6.669
August 18, 2026	$15.941	August 18, 2031	$10.446	August 18, 2036	$7.163	August 18, 2041	$6.744
November 18, 2026	$15.941	November 18, 2031	$10.446	November 18, 2036	$7.163	November 18, 2041	$6.744
February 18, 2027	$15.941	February 18, 2032	$10.446	February 18, 2037	$7.163	February 18, 2042	$6.744
May 18, 2027	$15.941	May 18, 2032	$10.446	May 18, 2037	$7.163	May 18, 2042	$6.744
August 18, 2027	$14.859	August 18, 2032	$9.572	August 18, 2037	$6.842	August 18, 2042	$6.858
November 18, 2027	$14.859	November 18, 2032	$9.572	November 18, 2037	$6.842	November 18, 2042	$6.858
February 18, 2028	$14.859	February 18, 2033	$9.572	February 18, 2038	$6.842	February 18, 2043	$6.858
May 18, 2028	$14.859	May 18, 2033	$9.572	May 18, 2038	$6.842	May 18, 2043	$1,006.858

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to

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Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2025 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us, our tax counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $50.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus. For the avoidance of doubt, the fees and selling concessions described in this pricing supplement will not be rebated if the notes are redeemed prior to maturity.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately twelve months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the twelve-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated March 7, 2023, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on March 8, 2023, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global

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Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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